FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For period ending October 18, 2006

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --




   Notification of Transactions of Directors, Persons Discharging Managerial
                      Responsibility or Connected Persons


The Administrators of the GlaxoSmithKline Annual Investment Plan notified the Company and the under mentioned persons on 18 October 2006 of an increase in their interests in Ordinary Shares at a price of GBP14.59 per share following the re-investment of the dividend paid to shareholders on 5 October 2006:-


  Dr M M Slaoui                                          155

  Mr R Bondy                                             203

  Mr M Dunoyer                                           75

  Mr D Learmouth                                         30

  Dr D Pulman                                            115

  Mr A Witty                                             71



This notification relates to a transaction notified in accordance with Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b).



S M Bicknell
Company Secretary


18 October 2006




SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: October 18, 2006                                    By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc